March 7, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-8629

Attention: Division of Investment Management

RE:          Hartford Life Insurance Company

File No. 333-148563

Hartford Life and Annuity Insurance Company

File No. 333-148562

Ladies and Gentlemen:

Pursuant to Rule 477(a) the Registrant hereby respectfully requests that the above-referenced registration statements on Form N-4, which were last transmitted on May 3, 2010 (Accession Numbers 0001104659-10-024475 and 0001104659-10-024582, respectively) be withdrawn.  No sale of this product has taken place after the registration statements became effective.

If you have any questions concerning this filing, please do not hesitate to contact me at (860) 843-1941.

Very truly yours,

/s/ Richard J. Wirth

Richard J. Wirth
Assistant General Counsel